Exhibit (a)(5)(N)

Valvoline Inc. Announces Preliminary Results of Its Tender Offer

LEXINGTON, Ky., June 9, 2023 — Valvoline Inc. (NYSE: VVV) (the “Company”), a trusted leader in preventive automotive maintenance delivering quick and convenient service, today announced the preliminary results of its modified “Dutch auction” tender offer to repurchase up to $1.0 billion in value of shares of its common stock, which expired at 12:00 midnight, at the end of the day, New York City time, on Thursday, June 8, 2023. Based on the preliminary count by Equiniti Trust Company (“Equiniti”), the depositary for the tender offer, approximately 26,955,088 shares were properly tendered and not properly withdrawn at or below the expected final purchase price of $38.00 per share, including shares that were tendered through notices of guaranteed delivery.

In accordance with the terms and conditions of the tender offer, the Company expects to purchase 26,955,088 shares at a final purchase price of $38.00 per share, for an aggregate purchase price of approximately $1.024 billion (excluding fees and expenses relating to the tender offer). Included in the 26,955,088 shares that the Company expects to purchase are 639,299 shares that the Company has elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding shares of common stock. As the Company expects to accept for purchase all of the shares which were properly tendered and not properly withdrawn at a price at or below $38.00, there is no proration factor. These shares represent approximately 16.3% of the Company’s issued and outstanding shares as of June 7, 2023.

The number of shares to be purchased and the price per share are preliminary and are subject to verification by Equiniti and subject to change for a number of reasons, including if some or all of the shares tendered through notices of guaranteed delivery are not delivered within the applicable two trading day settlement period. The actual number of shares to be purchased and the final price per share will be announced following the expiration of the guaranteed delivery period deadline of June 12, 2023 and completion of the confirmation process by Equiniti. Promptly after such announcement, Equiniti will issue payment for the shares validly tendered and accepted for payment under the tender offer and will return shares tendered and not purchased in the tender offer.

The Dealer Managers for the Offer are BofA Securities, Inc., Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC. The Information Agent for the Offer is Georgeson LLC. For questions and information, please call BofA Securities, Inc., toll free at (888) 803-9655, Morgan Stanley & Co. LLC, toll free at (855) 483-0952, Goldman Sachs & Co. LLC, toll free at (212) 902-1000, or the Information Agent, toll free at (888) 642-8066.

Forward-Looking Statements

Certain statements in this press release, other than statements of historical fact, are forward-looking statements. Such forward-looking statements may include, without limitation, statements about the expected tender offer, including the value of shares that we expect to purchase in the tender offer and the expected purchase price per share. Valvoline has identified some of these forward-looking statements with words such as “anticipates,” “believes,”

“expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “may,” “will,” “should,” and “intends,” and the negative of these words or other comparable terminology. These forward-looking statements are based on Valvoline’s current expectations, estimates, projections, and assumptions as of the date such statements are made and are subject to risks and uncertainties that may cause results to differ materially from those expressed or implied in the forward-looking statements. Additional information regarding these risks and uncertainties are described in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Quantitative and Qualitative Disclosures about Market Risk” sections of Valvoline’s most recently filed periodic reports on Forms 10-K and 10-Q, which are available on Valvoline’s website at http://investors.valvoline.com/sec-filings or on the SEC’s website at http://www.sec.gov. Valvoline assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, unless required by law.

About Valvoline Inc.

The Quick, Easy, Trusted name in preventive vehicle maintenance, Valvoline Inc. (NYSE: VVV) leads the industry with automotive service innovations that simplify consumers’ lives. With an average consumer rating of 4.6 out of 5 stars*, Valvoline Inc. has built the model for transparency and convenience to take the worry out of vehicle care. From its 15-minute, stay-in-your-car oil changes to battery replacements and tire rotations, the Company’s model offers maintenance solutions for all types of vehicles. The Company operates and franchises nearly 1,800 service center locations through its Valvoline Instant Oil ChangeSM and Valvoline Great Canadian Oil Change retail brands, and helps independent operators grow their businesses through its nearly 300 Valvoline Express Care locations in North America. To learn more, or to find a Valvoline Inc. service center near you, visit vioc.com.

TM Trademark, Valvoline Inc. or its subsidiaries, registered in various countries

SM Service mark, Valvoline Inc. or its subsidiaries, registered in various countries

* Based on a survey of more than 600,000 Valvoline Instant Oil Change customers annually

For Further Information

Investor Relations

Elizabeth B. Russell

+1 (859) 357-3155

ebrussell@valvoline.com

Media Relations

Michele Gaither Sparks

+1 (859) 230-8097

michele.sparks@valvoline.com